		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 701 5428 fax manuel.garciadiaz@davispolk.com

January 25, 2016

BY EDGAR

Re:	Gafisa S.A.

Form 20-F for Fiscal Year Ended December 31, 2014

File No. 1-33356

Mr. John Cash

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Cash:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated December 21, 2015 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F (the “Form 20-F”) of Gafisa S.A. (the “Company”). Set forth below are responses of the Company to the Staff’s comments number 1 through 12 as set forth in the Comment Letter.

SEC Comment No. 1.

Business Overview, page 26

1. You state here that part of your business is the furnishing of construction services to third parties and you disclose on page 36 that construction revenues are a significant source of revenues. It is unclear what percentage of your revenues are derived from these services, whether they are provided by both Gafisa and Tenda, or what impact these services have had on your results of operations, in your discussion of Operating Results beginning on page 57. In future filings please enhance your disclosure to include the information called for by Item 5.A.1 of Form 20-F as it relates to your construction services.

Response to Comment No. 1.

In response to the Staff’s comment, the Company will clarify in future filings what percentage of its revenues is derived from the furnishing of construction services and the impact of such services on its results of operations. The Company will also enhance its disclosure in future filings to include the information called for by Item 5.A.1 of Form 20-F as it relates to the Company’s construction services. Additionally, the Company respectfully informs the Staff that it will revise its disclosure and, as presented in its response to the Staff’s comment 12, the total amount of construction services revenues relating to the Gafisa segment only is not significant when compared to the total amount of net revenue for the Company as a whole for each period.

SEC Comment No. 2.

Results of Operations for the Years Ended December 31, 2014 and 2013, page 71

2. Please revise your discussion regarding changes in net operating revenue and operating costs to provide more clarity as to why these changes occurred. For example, please further explain why there was a lower level of launches in Gafisa year over year. Additionally, please also address how changes in price have impacted your revenue and cost period over period. Please note that this comment also applies to your results of operations discussion at the segment level.

Response to Comment No. 2.

In response to the Staff’s comment, the Company will revise its discussion of the changes in net operating revenue and operating costs in future filings to provide a more detailed explanation as to why these changes occurred. The Company will also provide a more detailed explanation as to why there was a lower level of launches in Gafisa year over year and how changes in price have impacted Gafisa’s revenue and cost and its results of operations at the segment level period over period. The Company proposes to include the following disclosure in connection with the Form 20-F for the fiscal year ended December 31, 2015:

Net operating revenue

On a consolidated basis, net operating revenue for the year ended December 31, 2014, recognized by the Percentage of Completion (“PoC”) method, was R$2.15 billion, a decrease of 13.3% from R$2.5 billion for the year ended December 31, 2013, as a result of a lower level of launches in Gafisa in the last 2 years.

The reduction in the level of launches in Gafisa is primarily due to the implementation of the Company’s new strategy at the beginning of 2012. The Company’s new strategy aimed to reduce operational complexity, improve the cost and expenses structure, develop a new operational model for Tenda and consolidate Gafisa’s strategic positioning in the markets of São Paulo and Rio de Janeiro. In addition, due to the economic slowdown in Brazil during the second half of 2014, the Company took a more conservative and selective approach to the development and launch of products in order to prioritize stable levels of profitability.

In terms of PSV (Potential Sales Volume), Gafisa launched projects totaling R$1.6 billion in 2012, R$1.1 billion in 2013 and R$1.0 billion in 2014. Tenda did not launch any projects in 2012, launched projects totaling R$339 million in 2013 and R$613 million in 2014.

During 2014, the Gafisa and Tenda brands accounted for 73% and 27% of total net operating revenue, respectively.

The gross revenue generated from the sale of property and barter transactions, net of cancellation provision (reversal), totaled R$2.3 billion for the year ended December 31, 2014, a decrease of R$374.1 million or 13.8% from R$2.7 billion for the year ended December 31, 2013. Tax deductions from gross revenue totaled R$174.7 million for the year ended December 31, 2014, a decrease of 20.1% from R$218.6 million for the year ended December 31, 2013. This decrease was mainly due to the lower launch volumes in Gafisa and Tenda, a decrease in net revenue from the delivery of Tenda legacy projects, and also to the initial stages of the recognition of revenues from Tenda projects starting in 2013, recognized using the PoC method, as Tenda resumed its launches only during 2013.

During 2014, inflation as measured by the Índice Nacional de Custo da Construção (INCC), the main Brazilian indicator for civil construction costs, was 7.7%. This resulted in an increase in our construction costs and consequently, our units prices. This increase was offset by monthly (i) increases in the sale prices of our inventory units, and (ii) upward adjustments of outstanding balances on our units sold, in order to reflect inflationary increases.

Operating costs

Operating costs in 2014 totaled R$1.6 billion, a decrease of 14% as compared to R$1.9 billion in 2013, due to the lower level of operations as a result of the lower level of launches in Gafisa during 2013 and 2014. During 2014, costs related to construction totaled R$1.2 billion, equivalent to 76.3% of our total operating costs. Operating costs, as a percentage of net operating revenue, decreased from 75.1% in 2013 to 74.8% in 2014, despite the above mentioned inflation effect (7.7%) in our costs. This decrease in the Company’s cost structure was mainly due to a better performance on construction projects.

SEC Comment No. 3.

Cash Flows, page 78

3. In future filings please provide a more informative analysis and discussion of operating, investing and financing cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

Response to Comment No. 3.

In response to the Staff’s comment, the Company will revise its analysis and discussion of operating, investing and financing cash flows in its future filings to provide a more detailed explanation of the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.

SEC Comment No. 4.

Other Developments, page 111

4. We note your disclosure that during 2013 you received inquiries with respect to control deficiencies. Please tell us the nature of these control deficiencies, the potential periods impacted and the extent to which they were considered in your conclusions with respect to the effectiveness of disclosure controls and procedures and internal controls over financial reporting.

Response to Comment No. 4.

In response to the Staff’s comment, the Company clarifies that the nature of the control deficiencies with respect to which the Company received inquiries in 2013 related to the lack of effective preparation, review and monitoring controls to ensure that the proper accounting treatment was adopted in an accurate and timely manner during the financial statement closing process and included required disclosures for the year ended December 31, 2012.

In the Company’s response to the CVM (SEP/GEA-5 Letter nº 362/2013), the Company reported that the following actions were taken to address the previously identified control deficiencies:

•	Implementation of several controls to strengthen the Company’s control environment surrounding its financial statement closing process. The Company designed and restructured, when applicable, its controls and risk matrixes to compile and prepare its financial statements and related disclosures;

•	Implementation of controls around the identification, documentation and application of technical accounting guidance with particular emphasis on events out of the ordinary course of business, such as participation in the executive committee decisions on strategic decisions and then ensuring their implementation and follow-up of decisions taken;

•	Strengthening management’s supervision and review of responsibilities, ensuring that the supervisory responsibility and experience levels of the personnel in the accounting area are adequate and allow sufficient time to review and address critical accounting issues in order to further strengthen the financial statement closing process;

•	Hiring and training of qualified professionals to support, review and address critical accounting issues in order to further strengthen its financial statement closing process and thus performing additional reviews over its financial statements;

During 2013, in order to remediate these control deficiencies, the Company took measures to restructure its accounting closing procedures to enhance the quality of the accounting process with increased involvement of its management. The Company respectfully submits that these measures were successful in remediating the control deficiencies the Company had identified as of December 31, 2012, and highlight management’s efforts to improve continuously the Company’s Internal Controls environment.

SEC Comment No. 5.

Report of Independent Registered Accounting Firm, page F-2

5. We note that your audit report refers to “accounting practices adopted in Brazil applicable to real estate development entities.” We note that in Note 2.1 Basis of presentation and preparation of consolidated financial statements you indicate that your financial statements have been prepared in accordance with the “accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM).” We further note your reference to “Brazilian GAAP” in the third paragraph of this footnote as well as Note 34 which presents the principal differences between “Brazilian GAAP” and US GAAP. We also note that the audit report for the year ended December 31, 2012 on page F-4 refers to “accounting practices adopted in Brazil.” Please explain the differences between these three apparently different GAAPs. We may have further comment upon your response.

Response to Comment No. 5.

Brazilian GAAP, Accounting practices adopted in Brazil and Accounting Practices Adopted in Brazil applicable to Real Estate Development Entities are comprised by the Pronouncements issued by the CPC and approved by CVM. The Real Estate sector was subject to additional guidance issued by CPC, and approved by CVM, in relation to the application of the Percentage of Completion Method (POC) in the real estate industry. Therefore, despite of it being defined differently within the document, the Company respectfully submits that these definitions refer to the same set of accounting standards applied in Brazil.

Given that there is no difference in the underlying pronouncements used in the preparation of the financial statements for the years presented, i.e. it is merely a difference in how the definition of the set of standards was disclosed within the document, the Company will conform the disclosure in future filings.

SEC Comment No. 6.

Report of Independent Registered Accounting Firm, page F-2

6. Please explain why the fifth paragraph of your audit report does not reference the statements of value added.

Response to Comment No. 6.

The Company respectfully submits that the reference to the value added statement was missing in the fifth paragraph due to a typographical error. Nonetheless, the Company confirms that the statement of value added was subject to audit procedures in connection with the financial statements audit as a whole.

SEC Comment No. 7.

Notes to the Consolidated Financial Statements
8. Non-current assets held for sale, page F-45
8.1 Land available for sale, page F-45
8.2 Noncurrent assets held for sale and profit from discontinued operations, page F-46

7. Please explain the nature of the R$166,964 income from equity method investments that you have included in your gain on the sale of your 70% interest in AUSA. Please also explain where you have presented the R$194,897 related to the statement of profit or loss of AUSA for the period ended December 9, 2013 within your statement of operations.

Response to Comment No. 7.

In response to the Staff’s comment, the Company respectfully submits that it had an 80% interest in AUSA until July 3, 2013 and a 100% interest from July 3, 2013 to December 9, 2013, as a result of the acquisition of the remaining 20% interest in AUSA through its subsidiary Tenda.

The Company clarifies that the amount of R$166,964 is the income from discontinued operations results related to itsAlphaville (“AUSA”) interest, which presented a consolidated net income from continuing operations and a net income attributable to the owners of AUSA in the amounts of R$194,897 and R$176,438, respectively, for the period ended December 9, 2013.

Therefore, the amount of R$194,897 represents AUSA’s net income (controlling and non-controlling interests) for the period ended December 9, 2013. The amount of R$166,964, related to the income from the Company’s interest in AUSA’s discontinued operation results for the period ended December 9, 2013, was recorded under the heading “Net income from discontinued operations”, as disclosed in Note 8.1 of the consolidated financial statements.

SEC Comment No. 8.

Notes to the Consolidated Financial Statements
33. Supplemental Information…, page F-90
(iv) Business Combinations, page F-95
(b) AUSA transaction – Disposal of controlling Interest in AUSA, page F-99

8. You indicate that as a result of the disposal of your 70% interest in AUSA, you recorded a gain of R$1,228,429. This amount appears to be the US GAAP gain recorded on page F-116. If so, please explain what gave rise to significant difference between this US GAAP gain and the R$631,122 gain you referred to in note 8.1.

Response to Comment No. 8.

In response to the Staff’s comment, the Company respectfully submits that the difference between US GAAP and Brazilian GAAP of the gain from the disposal of its 70% interest in AUSA is due to the different book values for such 70% investment at the time of sale related to AUSA’s US GAAP adjustments for the period ended December 9, 2013. These US GAAP adjustments are mainly related to revenue recognition and related deferred income tax.

SEC Comment No. 9.

Notes to the Consolidated Financial Statements
(b) Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i) Net income (loss) and (ii) Equity, pages F-105 and F-106

9. With reference to your US GAAP net operating revenue of R$2,565,988 and R$3,930,729 for years ended December 31, 2013 and 2012 as presented on page F-116 and your Brazilian GAAP net operating revenue of R$2,481,211 and R$2,805,086 for the years ended December 31, 2013 and 2012 as presented on page F-7, please tell us how you determined the R$(725,403) and R$534,156 revenue adjustments presented on page F-105 to reconcile Brazilian GAAP to US GAAP. Please address this comment as it relates to the operating costs adjustments for the same periods.

Response to Comment No. 9.

The Company would like to first highlight to the Staff that under Brazilian GAAP, the disposal of the Company’s 70% controlling interest in AUSA was classified as a “discontinued operation”, given the fact it is a major line of business that was disposed of during 2013. For US GAAP purposes however, this disposal does not meet the definition of a “discontinued operation” given the fact that the Company continues to have significant influence over this entity through its 30% non-controlling interest. When a significant continuing involvement like this exists, the Company respectfully submits that the operation cannot be seen as discontinued under US GAAP. As a result, the results from operations of AUSA in the period from January 1 to December 9, are presented in their separate respective line items instead of being grouped together under the header “Net income from discontinued operations”, as under Brazilian GAAP.

Therefore, in reconciling the Brazilian GAAP to US GAAP, the Brazilian GAAP results from operations of AUSA for the above mentioned period, were reclassified from “Net income from discontinued operations” to their respective line items, in addition to the revenue recognition adjustments presented on page F-105.

SEC Comment No. 10.

Notes to the Consolidated Financial Statements
(b) Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i) Net income (loss) and (ii) Equity, pages F-105 and F-106

10. We note that within your reconciliation of equity under Brazilian GAAP to US GAAP on page F-106, the change in the line items for “revenue recognition – net operating revenue” and “Revenue recognition – operating costs” from 2012 to 2013 was R$924,953 and R$(601,014), respectively. Please reconcile these amounts to the R$(725,403) reduction in net income related to “revenue recognition – net operating revenue and the R$297,338 increase in net income related to “Revenue recognition –operating expenses” for 2013 as presented in your reconciliation of net income under Brazilian GAAP to US GAAP.

Response to Comment No. 10.

In response to the Staff’s comment, the Company respectfully notes that the amount of R$297,338 is related to “revenue recognition – operating costs”. The difference between the change in lines in its reconciliation of equity under Brazilian GAAP to US GAAP and the amount disclosed in its reconciliation of net income is related to the derecognition of AUSA’s US GAAP adjustments due to the disposal of the Company’s 70% controlling interest, as shown below.

	Net operating revenue	Operating costs
Reconciliation of net income FY13	(725,403)	297,338
Derecognition of AUSA’s USGAAP adjustments	1,650,356	(898,352)
Changes in equity reconciliation	924,953	(601,014)

SEC Comment No. 11.

Notes to the Consolidated Financial Statements
(d)(i) Condensed consolidated balance sheet under US GAAP, page F-115

11. In light of the fact that your discussion of certain balance sheet classification differences between Brazilian and US GAAP on F-102 does not address any differences related to cash and cash equivalent, please tell us why there appears to be a difference between your Brazilian and US GAAP cash and cash equivalents balances as of December 31, 2014.

Response to Comment No. 11.

The Company informs the Staff that it has identified a typographical and immaterial error in the amounts disclosed as cash and cash equivalents and short term investments as of December 31, 2014, since there is no difference between Brazilian and US GAAP related to cash and cash equivalents. The correct amounts are R$109,895 and R$973,372, respectively. Accordingly, the Company will revise this information in the next Form 20-F.

SEC Comment No. 12.

Notes to the Consolidated Financial Statements
(d)(ii) Condensed consolidated statements of operations under US GAAP, page F-16

12. We note your disclosure on page F-29 which indicates that you record revenues for construction services and barter transactions. We also note that you present net operating revenue on the face of the statement of operations and provide disclosure of its components in Note 23. We also note that you include a line item in Note 23 for Real estate development, sale, barter transactions and construction services. Please consider disclosing the amount of each significant category of revenue recognized during the periods presented either on the face of the statement of operations or in your footnote, as required by paragraph 35 of IAS 18. Please further discuss the nature of revenues and expenses “incurred” from barter transactions. Quantify such amounts for each period presented.

Response to Comment No. 12.

In response to the Staff’s comment, the Company presents below the amounts for each category for each period presented.

The Company understands that the amounts of barter transactions and construction services do not meet the definition of “significant category of revenue recognized during the period”, as required by paragraph 35 of IAS 18. As disclosed below, the total amounts of barter transactions and construction services are not significant when compared to the total amount of real estate development sale, barter transactions and construction services for each period.

Furthermore, the Company confirms that the nature of revenues and expenses incurred from barter transactions is related to the land received from third parties that are to be settled with the delivery of real estate units, as per Note 2.2.2 (iii) of the Consolidated Financial Statements. The value of land acquired is determined based on its fair value and its revenue and incurred cost (cost of land and other directly related expenses) are recognized over the course of the construction period.

	2014	2013	2012
Gross operating revenue
Real estate development sale, barter transactions and construction services	2,256,189	2,618,737	2,784,983
Real estate development	2,175,556	2,530,093	2,774,927
Barter transactions	73,957	76,343	37,973
Construction services, net of costs	6,676	12,301	(27,917)
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts	69,479	81,122	255,495
Taxes on sale of real estate and services	(174,670)	(218,648)	(235,392)
Net operating revenue	2,150,998	2,481,211	2,805,086

******

In accordance with the request at the end of the Comment Letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its fillings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the fillings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or wish to discuss any matters relating the foregoing, please contact me at 212-450-6095 or Mr. Andre Bergstein of the Company at +5511-3025-9000.

Very truly yours,

/s/ Manuel Garciadiaz

cc.	Mindy Hooker (Securities and Exchange Commission)

Jeanne Baker (Securities and Exchange Commission)

Leland Benton (Securities and Exchange Commission)

Sandro Rogério da Silva Gamba (CEO, Gafisa S.A.)

Andre Bergstein (CFO, Gafisa S.A.)

Giuseppe Masi (KPMG Auditores Independentes)

GAFISA S.A.

COMPANY STATEMENT

On behalf of Gafisa S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in its 2014 annual report filed on Form 20-F (the “filling”);

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filling; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

IN WITNESS WHEREOF, the undersigned has executed this acknowledgement of the Company on this 25th of January, 2016.

GAFISA S.A.

By:	/s/ Andre Bergstein
	Name:	Andre Bergstein
	Title:	Chief Financial Officer